ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP
ATTORNEYS AT LAW

1900 AVENUE OF THE STARS, SUITE 2375
LOS ANGELES, CALIFORNIA 90067
TELEPHONE: (310) 229-1700
FACSIMILE: (310) 277-0035

Craig E. Gosselin	Writer=s Direct Dial Number
(310) 229-1709

April 10, 2007

VIA EDGAR AND AIR COURIER

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington D.C. 20549

Re:
Comment letter dated February 12, 2007 (the “Comment Letter”), to Amendment No. 1 to Registration Statement on Form SB-2 of Allegro Biodiesel Corporation (the “Company”),File No. 333-139299 (the “Registration Statement”), Form 10-Q SB/A for the Quarterly Period ended September 30, 2006 (the “10-Q SB/A”), and Form 8-K dated September 26, 2006 (the “8-K”)

Dear Mr. Mancuso:

As you know, we are counsel to the Company. The Company has reviewed the Comment Letter, and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter. The Company has also filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”). A marked copy of Amendment No. 2 is enclosed for your reference in reviewing the Company’s responses. The Company will file amendments to the 10-Q SB/A and the 8-K to reflect its responses to the Comment Letter, and any other comments of the Staff, prior to requesting acceleration of the effective date of the Registration Statement.

Comment No. 1

After discussions with the Staff, we have removed from the Registration Statement all securities held by affiliates of the Company, including those held by Ocean Park Advisors, LLC, and each officer, director and consultant of the Company. The Company respectfully asserts that the remainder of the selling stockholders are not affiliates of the Company. None of such stockholders is directly or indirectly involved in the management and direction of the Company. The largest stockholders, the M.A.G. Funds, Asset Managers International (“AMI”), and Pentagon Dollar Satellite Fund (“Pentagon”), have been long-time investors in the Company, have held most of their securities for anywhere from 18 months to three years, and acquired their securities for investment purposes and not with a view towards distribution. Although it can be argued that due to their large beneficial ownership of common stock they could each individually control the direction of the Company through their voting power, the same could be said of almost any stockholder of the Company, since the Company’s public float is only approximately 330,000 shares. However, in recognition of the large beneficial ownership of common stock by the M.A.G. Funds, AMI and Pentagon, we have reduced by 70% the number of securities to be included in the Registration Statement for resale by them. Thus, as a result of the foregoing adjustments, the total number of shares included in the Registration Statement has been reduced from 69,342,210 shares to 24,296,823 shares.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
April 10, 2007

Comment No. 2

The dollar value of total compensation for each director listed in the Director Compensation Table has been added to the Table. See page ___ of Amendment No. 2.

Comment No. 3

The dollar amounts recognized for option awards disclosed in the Director Compensation Table and the Summary Compensation Table have been recalculated using the method required by Release 33-8765. Additionally, the footnotes in both Tables relating to the option awards have been revised to include a cross-reference to Note 13 to the Financial Statements for a discussion of the valuation assumptions underlying the calculations.

Comment No. 4

The Company has again attempted to obtain the identity of the natural persons with voting or investment power over the shares held by Banca della Svizzera Italiana and Banca del Goltardo as nominees for the beneficial owners of such shares. Unfortunately, those Banks continue to refuse to provide such information. The Company believes that it will be unable to obtain such information without unreasonable effort or expense, and hereby respectfully requests that such information be permitted to be omitted from the Registration Statement pursuant to Rule 409 of the Securities Act of 1933. The Company has added disclosure to footnotes 19 and 20 to the Selling Stockholders Table indicating that the Company is unable to obtain information about the identity of the natural persons with voting or investment power over the shares without unreasonable effort or expense. See page ___ of Amendment No. 2.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
April 10, 2007

Comment No. 5

The Company has amended its presentation of amounts previously classified under the caption “Stock-Based Compensation” to Selling, General and Administrative expenses on page F-3 of Amendment No. 2. Such disclosure will also be added to the amendment to the 10-QSB/A.

Comment No. 6

In connection with its accounting for the issuance of warrants to MAG Capital LLC for the rights to acquire Vanguard, the common stock options granted to Ocean Park Advisors LLC and the cash due diligence fee paid to MAG Capital LLC, the Company relied upon the guidance set forth in FAS 141, paragraphs 24 which states:

“the cost of an entity acquired in a business combination includes the direct costs of the business combination”.

The Company also applied paragraph A8 which states:

“internal costs associated with a business combination (whether one-time costs or recurring in nature) shall be expensed as incurred. Those direct costs include "out-of-pocket" or incremental costs directly related to a business combination such as a finder's fee and fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals.”

Stock Options Granted to OPA

Since the two principals and managing members of OPA serve as the Company’s Chief Executive Officer and Chief Financial Officer, all compensation paid to OPA and its principals by the Company was considered compensatory. Such awards were accounted for under SFAS No. 123R and expensed as incurred as they were fully vested.

Issuance of Warrants to MAG Capital LLC for Assigning its Rights to Acquire Vanguard to the Company & Cash Due Diligence Fee

The Company amended its disclosure of page F-7 (note 2) of Amendment No. 2 to include its evaluation and the accounting literature applied. The Company included the fair value of the warrants granted to MAG and the cash due diligence fee as a direct acquisition cost incurred in connection with the acquisition of Vanguard.

Comment No. 7

The requested disclosure has been added to pages F-20 (note 13) of Amendment No. 2. Such disclosure will also be added to the amendment to the 10-QSB/A.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
April 10, 2007

Comment No. 8

The requested disclosure has been added to page F-8 (note 2) of Amendment No. 2. Such disclosure will also be added to the amendment to the 10-QSB/A. The SFAS 142 goodwill assessment analysis is included herein as Exhibit No. 1.

Comment No. 9

Reference to the independent third party appraiser has been deleted our prior disclosure and is reflected in Amendment No. 2. Such disclosure will also be deleted in the amendment to the 10-QSB/A.

Comment No. 10

The Company modified its disclosure on page F-9 (note 3) to Amendment No. 2. Such disclosure will also be added to the amendment to the 10-QSB/A.

The Company believes its existing disclosure surrounding the significant increase in accounts receivable as of September 30, 2006 is adequate. Such increases resulted primarily from accounts receivable acquired by the Company in connection with the acquisition of Vanguard Synfuels LLC. on September 20, 2006, as described on page F-8 (note 2) of Amendment No. 2.

Comment No. 11

The requested disclosure has been added to page F-9 (note 3) of Amendment No. 2. Such disclosure will also be added to the amendment to the 10-QSB/A.

The Company previously amended the Registration Statement to address the Staff’s additional disclosure request to include its basis for accounting for the tax credits and the inclusion of its revenue recognition policy. The Staff in its letter dated January 5, 2007 requested that the Company tell them the amount of tax credits included in accounts receivable at September 30, 2006. Such amounts were included in our response letter dated January 19, 2007.

The Staff in its letter dated February 12, 2007 is requesting the amount of the tax credit to be disclosed in the notes to financial statements. The requested disclosure has been added to page F-9 (note 3) of Amendment No. 2.

Comment No. 12

The Company has amended its accounting and related disclosures for the August 11, 2006 stock options on page F-20 (note 13) of Amendment No. 2. Such disclosure will also be added to the amendment to the 10-QSB/A. The Company has also revised its accounting to include valuing the stock options under SFAS No. 123R using the closing market price of its common stock on the date of grant ($6.00).

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
April 10, 2007

Comment No. 13

The Company has amended its disclosure on page F-21 (note 13 of Amendment No. 2 to clarify its basis for the determination of the estimated fair value of its common stock (using the Black-Scholes option pricing model) on August 11, 2006. Such disclosure will also be added to the amendment to the 10-QSB/A.

The Company has also amended its accounting and related disclosures for the August 11, 2006 stock options. The Company revised its accounting to include valuing the stock options using the closing market price of its common stock on the date of grant ($6.00).

Comment No. 14

The Company will amend its accounting for its pro forma adjustments included in Exhibit 99.3 to its Form 8-K to remove the non-recurring charges for the beneficial conversion feature and the goodwill impairment. The proposed amendment is provided herewith for the review of the Staff.

The Company, however, believes its inclusion of the pro forma adjustment for the OPA management services agreement is appropriate due to the underlying services which are required to be performed, including providing CEO, CFO, investor relations and other services. Such services, if not performed by OPA, would need to be performed by other parties.

If you have any further comments or questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (310) 229-1709.

Very truly yours,

/s/ Craig E. Gosselin
CRAIG E. GOSSELIN

cc:	Tim Buchmiller (w/encl)
Brian Cascio (w/encl.)
Kristin Lockhead (w/encl.)
W. Bruce Comer, III
Heng Chuk
Brian Weiss
Michael McKennon

Exhibit 1

FAS 142 Impairment Analysis of Vanguard Synfuels LLC on September 20, 2006

Purchase Price
Consideration paid:			Impairment Analysis
Cash paid to selling shareholders	$17,699,378
Transaction bonuses paid to certain selling shareholders	714,976
Issuance of Series K preferred stock	34,441,000
MAG cash DD fee	435,000
MAG warrants	19,872,175
Direct acquisition costs	249,721	Goodwill per Valuation	22,400,000
	$73,412,250		-
Direct acquisition costs	$20,556,896
			22,400,000
	Assets Acq at FMV
Fair value of assets acquired and (liabilities assumed):		Assets (liabilities) at Fair Value
Cash	$125,373		$125,373
Accounts receivable, net	145,458		145,458
Inventory	243,228		243,228
Accounts payable	(677,782)		(677,782)
Accrued liabilities	(299,481)		(299,481)
Line of credit	(1,667,379)		(1,667,379)
Notes payable to bank	(1,500,000)		(1,500,000)
Notes payable to related parties	(759,990)		(759,990)
Deferred tax liabilities	(2,258,070)		(2,258,070)
Fixed assets	3,589,000		3,589,000
Land	709,400		709,400
Other assets	28,200		28,200
Customer Relationships	4,527,000		4,527,000
Goodwill	71,207,293
	$73,412,250		$2,204,957
		Implied fair value of business unit	$22,400,000
		Implied fair value of goodwill	$20,195,043
		Carrying amount of goodwill	$71,207,293
			$(51,012,250)